Exhibit 99.1

Thomas B. Modly, Former Under and Acting Secretary of the U.S Navy Joins Draganfly Board of Directors

Draganfly also welcomes Defense and Tech Leader Tim Dunnigan to the Board of Directors

Saskatoon, SK, July 25, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a leader in drone technology and unmanned aerial vehicle (UAV) solutions, is excited to announce the appointment of Thomas B. Modly to its Board of Directors. Additionally, Draganfly welcomes Tim Dunnigan, previously an advisor on the Advisory Board, as a member of the Board.

Draganfly is proud to welcome Thomas B. Modly and Tim Dunnigan to its Board of Directors. Thomas B. Modly, who served as the Acting Secretary of the Navy and the 33rd Under Secretary of the Navy, brings unparalleled expertise in leadership and business operations within the Department of the Navy, along with decades of prior business, government, and strategy experience. Throughout his tenure in government, Mr. Modly focused on increasing the agility and accountability of the Department of Defense, with a particular emphasis on advanced education and the instillation of a culture of continuous learning across Navy and Marine Corps forces.

Tim Dunnigan, already a valuable member of our Advisory Board, brings a wealth of experience from his distinguished 22-year Army career. A tech entrepreneur, Tim is the CEO & President of MMS Products, Inc., a defense industry solutions provider, and the Founder of CaptureTec, LLC, a Service-Disabled Veteran-Owned Small Business specializing in leadership consultation and systems integration. Tim also co-founded Talon Aerolytics, Inc. and led it to become the nation’s largest drone service provider for data capture and analysis of critical infrastructure. Tim is a lifelong learner and is currently pursuing a doctoral degree researching global implications of drones guided by AI with machine autonomy.

“I am thrilled to announce the appointment of Thomas B. Modly and Tim Dunnigan to our Board of Directors. Their combined expertise in military leadership, technology innovation, and strategic business operations will be invaluable as we continue to drive innovation and growth,” commented Draganfly CEO Cameron Chell. “Thomas’s strategic leadership within the Navy and Tim’s extensive background in defense technology integration will provide us with unique insights and guidance as we expand our footprint in the UAV industry.”

“It is an honor to be asked to join the board of Draganfly.” Commented Thomas B. Modly “I look forward to working with their talented team as they seek to drive greater growth and impact in this dynamic, and emerging market.”

Tim shared his excitement about his expanded role at Draganfly, stating, “The energy and innovation at Draganfly are inspiring, and I’m excited to contribute to the amazing work being done and I look forward to learning from such a talented team and am humbled by the opportunity to help shape the future of drone technology together”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

CSE Listing

NASDAQ Listing

Frankfurt Listing

Media Contact

Erika Racicot

Email: erika@businessinstincts.com

Company Contact

Email: info@draganfly.com